DYNCORP INTERNATIONAL INC.

1700 Old Meadow Road

McLean, VA 22102

June 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Gabriel Eckstein

Re:	DynCorp International Inc., Delta Tucker Holdings, Inc. Casals & Associates, Inc., DIV Capital Corporation, DTS Aviation Services LLC, Dyn Marine Services of Virginia LLC, Dyncorp Aerospace Operations LLC, Dyncorp International LLC, Dyncorp International Services LLC, Heliworks LLC, Phoenix Consulting Group, LLC, Services International LLC, Worldwide Management and Consulting Services LLC and Worldwide Recruiting and Staffing Services LLC

Application for Qualification of Indenture on Form T-3
Originally filed on May 2, 2016
File No. 022-29018

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29018) (as amended, the “Application”) of DynCorp International Inc., Delta Tucker Holdings, Inc., Casals & Associates, Inc., DIV Capital Corporation, DTS Aviation Services LLC, Dyn Marine Services of Virginia LLC, Dyncorp Aerospace Operations LLC, Dyncorp International LLC, Dyncorp International Services LLC, Heliworks LLC, Phoenix Consulting Group, LLC, Services International LLC, Worldwide Management and Consulting Services LLC and Worldwide Recruiting and Staffing Services LLC (collectively, the “Applicants”), relating to the qualification of the Indenture governing DynCorp International Inc.’s 11.875% Senior Secured Second Lien Notes due 2020.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, the Applicants hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 3:00 P.M., Eastern time, on Thursday, June 9, 2016, or as soon as practicable thereafter.

The Applicants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Applicants may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness of the Application by a telephone call to Rosa Testani of Akin Gump Strauss Hauer & Feld LLP at (212) 872-8115 and that written confirmation of the effectiveness of the Application also be sent to Ms. Testani.

cc:	Rosa Testani, Esq.
Akin Gump Strauss Hauer & Feld LLP

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Very truly yours,

DYNCORP INTERNATIONAL INC.

By:	/s/ William T. Kansky
William T. Kansky
Senior Vice President and Chief Financial Officer

DELTA TUCKER HOLDINGS, INC.

By:	/s/ William T. Kansky
William T. Kansky
Senior Vice President and Chief Financial Officer

DIV CAPITAL CORPORATION
DTS AVIATION SERVICES LLC
DYN MARINE SERVICES OF VIRGINIA LLC
DYNCORP AEROSPACE OPERATIONS LLC
DYNCORP INTERNATIONAL LLC
DYNCORP INTERNATIONAL SERVICES LLC
HELIWORKS LLC
PHOENIX CONSULTING GROUP, LLC
SERVICES INTERNATIONAL LLC
WORLDWIDE MANAGEMENT AND CONSULTING SERVICES LLC
WORLDWIDE RECRUITING AND STAFFING SERVICES LLC

By:	/s/ William T. Kansky
William T. Kansky
Senior Vice President and Chief Financial Officer

CASALS & ASSOCIATES, INC.

By:	/s/ William T. Kansky
William T. Kansky
Vice President, Chief Financial Officer and Treasurer

[Signature Page to Acceleration Request]